October 2, 2007
Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	El Paso Corporation
Form 10-K Filed February 28, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 1-14365
Dear Mr. Choi:
We received your letter dated August 30, 2007, commenting on the above referenced documents. We responded to those comments on September 13, 2007. Based on discussions with Ms. Regina Balderas, our response did not include certain acknowledgments as noted in your original letter. In connection with the responses we previously provided, we hereby acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosures in the filings under review;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission any person under the federal securities laws of the United States.
Should you have any further questions regarding this letter or need further information to assist you in your review, please contact me at (713) 420-7706 or J. R. Sult at (713) 420-5700.
Sincerely,
/s/ D. Mark Leland

D. Mark Leland
Executive Vice President and
Chief Financial Officer
El Paso Corporation